Filed by Woodside Petroleum Ltd.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Companies: BHP Group Ltd (Commission File No.: 001-09526)

BHP Group Plc (Commission File No.: 001-31714)

ASX Announcement Wednesday, 8 December 2021 ASX: WPL OTC: WOPEY	Woodside Petroleum Ltd. ACN 004 898 962 Mia Yellagonga 11 Mount Street Perth WA 6000 Australia T +61 8 9348 4000 www.woodside.com.au

INVESTOR UPDATE 2021 TRANSCRIPT

Meg O’Neill: Thank you for joining me for this investor update presentation. It is a pleasure to speak with you today.

I would like to begin by acknowledging the Traditional Custodians of the land upon which I am presenting from today, the Wadjuk Noongar people, and pay my respects to their elders past, present and emerging. I also extend my respect to all other Aboriginal nations, the future generations and their continued connection to country.

Please note the disclaimer on slide 2, advising that this presentation does include some forward-looking statements and that our reported numbers are all in US dollars unless otherwise indicated.

Slide 3 provides an overview of the key topics I will address in today’s presentation. 2021 has been a remarkable year. We have made some transformative decisions in the past few months to set us on a path to becoming a much larger company with competing growth opportunities, and a more significant supplier of energy on the world stage. In August we announced the proposed merger with BHP’s petroleum business and in November we took the final investment decisions for Scarborough and Pluto Train 2. So now, as 2021 draws to a close, it is an appropriate time to provide an update on how Woodside’s strategy has evolved in these pivotal times.

In a decarbonising world, investment decisions need to be made within a robust capital allocation framework. This is how we will continue to responsibly provide the energy the world needs, in the form the world needs. And this will be done with a focus on delivering appropriate returns to shareholders.

I will then spend some time discussing our approach to climate. We have developed a consistent approach across the value chain which considers the investment needed to meet the world’s energy demand; how the energy mix may change in the coming decades; and what we need to do now to continue to thrive through the energy transition. This includes what we are doing to manage our own emissions and our approach to the emissions of our customers, known as Scope 3 emissions.

Next, I will move on to our growing portfolio of new energy opportunities and describe some of the work we are doing to build our own capability as well as develop the market for these lower-carbon products.

Finally, I will provide an update on the proposed merger of Woodside and BHP’s petroleum business, as well as our Scarborough and Sangomar projects.

So let’s get into it.

On slide 4 is a summary of the five key characteristics of our vision for Woodside’s future. Striking the right balance between these characteristics will be important in delivering our goal of thriving through the energy transition.

On the left is low cost and lower carbon. Our customers, investors and other stakeholders are increasingly demanding low cost, lower carbon energy. Woodside has a history of low-cost, high margin operational excellence. We are good at it. And we are working on further improving the way we do things to make sure we are “match fit” for the challenge ahead. It is equally important that we provide lower-carbon energy to a decarbonising world.

In the middle is profitable. This will be an outcome of continuing to deliver low cost, lower carbon energy. Profitability in the longer term will also be a function of making the right investment decisions as we navigate the coming years.

Next is resilient, which too is dependent on our ability to remain profitable through various commodity cycles. We test the resilience of our portfolio to a range of energy demand and price scenarios, and these help inform our future investment decisions.

On the right is diversified, which is important to reducing our reliance on any single asset, product or market. The proposed merger with BHP’s petroleum business will deliver increased geographic, product and end market diversity. And our strategy to invest in new energy projects will provide additional diversity, which in turn will increase the resilience of the business.

These five characteristics are interdependent, and together will enable us to optimise the value of the opportunities before us and to provide enduring returns to our shareholders.

Slide 5 outlines our strategic framework, which explains in more detail how we are set up to achieve the vision outlined on the previous slide. Woodside has a competitive advantage in the quality of our portfolio. We produce highly valued products from world-class, Tier 1 assets. We exploit our deep knowledge of the value chain to identify new opportunities and enable diversification into new energy products and solutions.

Investment opportunities are assessed through a disciplined capital allocation framework, which includes clear investment criteria depending on the type of investment. The impact on the wider portfolio under different scenarios is considered, along with shareholder returns and carbon emissions, to make sure we are maintaining a profitable, resilient and diversified portfolio.

How we allocate our capital is informed by energy market analysis. Analysing the behaviour of the markets for our primary products and forming a view on how things may change tomorrow helps de-risk today’s decisions. This analysis helps us evaluate current opportunities and also to position the business to adapt as the energy requirements of our customers evolve.

Of course, none of this will be effective without committed teams working together in a high performing culture. Two aspects of workplace culture that are important to me are, the inward focus; that is, how we work together – an engaged, accountable, and diverse workforce making the most of opportunities. And outward; that is, an awareness of our role in broader society – our people applying an ESG mindset to guide responsible decision making at all levels of the business.

Underpinning the success of this strategic framework are three primary enablers. First is safe and reliable operations, which is essential to keeping our people safe and safeguarding our revenue. Second is a strong balance sheet, which provides us the financial flexibility to pursue the right investments at the right time. And third is technology, which enhances our efficiency, delivers lower cost and improves decision making across the value chain.

Moving to slide 6, I recognise that Environmental, Social and Governance factors are integral to our success. The Sustainability Committee of our Board recently endorsed these ESG topics as those that are most relevant to our business activities at this point in time. The topics were identified after consideration of our global presence and feedback from stakeholders.

As you can see, ESG covers a wide range of topics, so I’ll mention just a few. For Environment and Biodiversity, strong environmental performance is essential, and we do this by integrating world-class environmental management throughout the life cycle of our activities. We perform research in the areas in which we operate to better understand the potential impacts of our activities on biodiversity and to better manage this risk.

For social and cultural impacts on communities, we are committed to managing our activities in a sustainable way. This is fundamental to the wellbeing of our workforce, our communities and our environment.

For Corporate Governance, we believe that adopting and operating in accordance with high standards of corporate governance is essential for sustainable long-term performance and value creation.

Onto slide 7, I mentioned earlier that business planning and capital allocation decisions are informed by energy market analysis. As an example of particular relevance given where we are in the energy transition, here are the four scenarios published by the International Energy Agency modelling a range of pathways by which the energy transition could unfold. They range from the Stated Policies scenario at one end, which assumes the implementation of climate policies already announced, through to a Net Zero Emissions 2050 scenario at the other, which incorporates further actions required to limit warming to 1.5 degrees Celsius.

Each scenario contains different outcomes for the forecast for energy including from oil, gas and hydrogen, and hence the investment required to develop these energy sources. Under all four scenarios, significant investment is expected in oil and gas, with growing hydrogen investment required especially in the Net Zero 2050 scenario. Even in the Net Zero scenario, the forecast cumulative investment in oil and gas needed to meet the world’s energy needs is immense at approximately $10 trillion. It is clear there is an important role for oil, gas and hydrogen, and our strategy to develop a diversified and resilient portfolio will help enable Woodside to thrive through the energy transition.

This sort of macro energy market scenario analysis helps our understanding of future opportunities. We also perform scenario analysis on our own portfolio to help our understanding of our own resilience to a range of climate outcomes. Slide 8 shows the indicative free cash flow generated by the proposed combined Woodside and BHP Petroleum portfolios under the same four scenarios on the previous slide.

There are a couple of points to note in this analysis. First, the range of free cash flow outcomes is driven by the different product pricing assumptions across the scenarios. The Stated Policies scenario assumes the highest demand for oil and gas and highest assumed pricing. Likewise, the Net Zero scenario has the lowest.

This analysis indicates that the combined portfolio is robust to a very wide range of future scenarios. Even under the assumptions of the Net Zero scenario we would remain free cash flow positive in the long term, speaking to the value of our low-cost, Tier 1 assets.

The analysis also highlights the value of taking prudent action now to develop a diversified portfolio of growth options including oil, gas and new energy projects, to optimise value as the energy transition unfolds.

It is important to note that this scenario analysis is static, meaning it applies a set of assumptions to the merged portfolio and does not factor in how Woodside might respond to changing market conditions over the period. An advantage of our strategy is the optionality to modify our portfolio composition to optimise shareholder returns under various scenarios as the market evolves out to 2050 and beyond.

Scenario analysis of our portfolio is an important tool to inform investment decisions and influence where we should prioritise the identification of future opportunities.

Scenario analysis at a portfolio and opportunity level underpins all investment decisions. Slide 9 provides some examples of further considerations used when assessing individual opportunities and how we might optimise the wider portfolio. The portfolio assessment includes a range of financial and non-financial metrics including the impact on earnings per share, free cash flow and the emissions profile. This assessment can apply to acquisitions or divestments, and for evaluating the impact of a new project on the portfolio.

At an opportunity level, project economics such as internal rate of return, payback period and opportunity risk are assessed and evaluated. The aim is having the discipline to move forward only those opportunities that are a good strategic fit. Ultimately, we want to ensure we are making decisions consistent with our vision to build a low cost, lower carbon, profitable, resilient and diversified portfolio.

Moving onto slide 10 and a summary of our capital allocation framework. We have characterised future investments into oil, gas and new energy. Not all energy investments are the same, and these three investment types are fundamentally different in nature and have different risk/return profiles.

For future oil developments we will target an internal rate of return greater than 15% and payback within 5 years. Oil investments can be attractive due to the shorter development cycle and higher cash generation. Subsea tiebacks to existing oil infrastructure can be particularly attractive.

Gas projects typically generate long-term cash flows and tend to be resilient through the commodity price cycle. We will target an IRR greater than 12% and payback within 7 years. The recently sanctioned Scarborough project comfortably exceeded these investment hurdles. Gas projects can also include adjacent hydrogen production, depending on nearby resources and market.

And of course, we also see a significant ongoing role for Woodside’s LNG production to support our customers’ decarbonisation commitments.

New energy projects tend to carry a lower risk profile as they are not exposed to upstream or resource risk in the way a traditional oil or gas development is. There is also a lower financial barrier to entry, given the lower capital required for development. The lower project risk means a lower return can be expected. We will target an internal rate of return greater than 10% and payback within 10 years. New energy projects can potentially be scaled up to meet demand as the market develops.

The emissions from projects in all capital allocation categories need to be managed to meet our net emissions reduction target of 30% by 2030, and a net zero aspiration by 2050 or sooner.

This capital allocation framework will support value optimisation, shareholder returns and the decarbonisation goals of Woodside and our customers.

Slide 11 outlines our approach to shareholder returns. I have discussed how we are focused on optimising value and shareholder returns through a low cost, lower carbon, profitable, resilient and diversified portfolio. That portfolio, through our safe, reliable and low-cost operations, generates cash which helps fund investment and strengthens our balance sheet.

The Board recently reviewed our dividend policy and determined there would be no change. It remains based on net profit after tax or NPAT, with a minimum 50% payout ratio.

NPAT is an appropriate basis given our capital expenditure requirements for Scarborough and Sangomar in the next few years. The NPAT basis helps preserve cash and protect the balance sheet in periods of low commodity pricing. We will target a payout ratio between 50 and 80%.

In periods of excess cash generation, we will consider additional opportunities to provide returns to shareholders through special dividends and share buy-backs. We can also consider other investments if they meet the criteria of our capital allocation framework and other strategic requirements which I have already spoken about.

Moving onto slide 12, where Woodside’s decarbonisation targets are summarised. We are planning to thrive in a lower-carbon future. Our net emissions reduction targets of a 15% reduction by 2025 and a 30% reduction by 2030, with a net zero aspiration by 2050 or sooner, are unchanged and will apply to the proposed merged portfolio. It is important to note that these emissions targets apply to our entire equity portfolio, both operated and non-operated. We intend to achieve them by designing new facilities to be more efficient, operating our existing facilities more efficiently, and offsetting the remainder.

We have also set ourselves a new target to invest $5 billion in new energy products and lower-carbon services by 2030. This significant investment in new energy will position Woodside as an early mover in the new energy market and support the decarbonisation goals of our customers.

Slide 13 describes more clearly how this $5 billion investment will help our customers. It also describes our approach to Scope 3 emissions, which are the emissions generated when customers use the energy we supply.

I am proud to lead a company which supplies the energy needed by our customers to heat homes, keep lights on, enable industry and develop economies. The main markets for our products have all set net zero targets for around the middle of the century and have their own paths to achieve those targets. We expect LNG to remain an important part of the energy mix in our region for decades to come, both as a lower-carbon source of fuel for coal-dependent countries and as convenient firming capacity for renewables. We can reduce our own net emissions, and by supplying LNG help our customers reduce theirs.

Our approach to Scope 3 emissions is three-fold: Invest, support and promote.

Our new energy investment is collaborative. The core of our strategy is to invest in the new energy products and lower-carbon services our customers need as they decarbonise. Like the founding of the LNG industry, this will be a collaborative process. We are working with other companies to study, understand and potentially develop supply chains, production facilities and end markets. This approach helps decrease the offtake risk, as we are developing supply and demand in concert with our future customers. These products, which produce no carbon at the point of use, will help our customers decarbonise. We have made several announcements in the last few months, and I’ll come back to them a little later.

We are also looking at developing lower-carbon services. One such example of this could involve Woodside offering the use of a carbon capture and storage facility as a service to third parties to sequester their emissions for a fee.

Under “support”, we collaborate with customers and suppliers to realise opportunities that can only be accomplished by working together. Examples of this include the carbon-offset cargoes sold to customers this year. In one instance we worked with a customer to offset the emissions from the production, processing and shipping of a condensate cargo such that the condensate arrived at its destination port with a net zero upstream carbon footprint. There are also things we can do in our own business, such as business travel, use of our shipping fleet and the expectations that we communicate with our suppliers regarding lower carbon footprints.

Under “promote” we advocate for a consistent set of global standards to apply for the recognition and transfer of carbon credits. We were very pleased to see the agreement of the rules to underpin a global carbon market at the recent COP26 meeting, enabling the robust use of offsets in emissions reduction. This year we agreed to participate in the Federal Government’s Corporate Emissions Reduction Transparency report scheme. We are also working with customers to improve the standard of carbon accounting and emissions measurement to increase transparency.

I’ll now talk about how we see our new energy investment unfolding. Our energy transition plan is outlined on slide 14. We’re at the start of a process that will unfold over the coming decade.

Today, our focus is on developing a market for our potential future new energy products. As just mentioned, we are building relationships across the value chain in order to capture and utilise the expertise of others who have complementary skill sets to us. Our approach at this stage is technology flexible; we need to be nimble enough to back the dominant technology if it takes off. We are quite deliberately involved in several opportunities to build that optionality.

We are securing land in attractive areas, preferably close to available renewables or close to market, for development opportunities which leverage our existing capabilities. We’re also making headway with developing carbon capture and storage opportunities.

Two prospective markets which are getting particular focus right now are heavy vehicle transport and power generation. Using hydrogen to fuel heavy vehicles is a compelling way to seed a hydrogen market, as there is limited refuelling infrastructure required for trucks doing point to point runs from a depot. Just this week we announced a memorandum of understanding with Hyzon Motors to study the development of hydrogen fuelled truck engines.

We expect that in the mid-2020s the new energy transition will be underway, including the start-up of the first of our new energy projects. We could potentially be exporting ammonia from Australia and developing carbon capture and utilisation opportunities. We will continue to scale-up our carbon offset projects to ensure we deliver on our emissions reduction targets.

New energy at scale is expected in the 2030s which could include exporting liquid hydrogen from Australia, scaling-up carbon capture and storage activities and expanding production from our existing new energy projects to match market demand.

Slide 15 outlines four of our recently announced new energy opportunities. Our projects will be phased, starting small with the potential to build scale. In each case the project location has been chosen for specific reasons.

H2Perth, located near the Kwinana industrial hub south of Perth, has a flexible design for both hydrogen and ammonia, and the initial phase is targeting approximately 110,000 tonnes per annum of hydrogen production including a 250 megawatt electrolysis component. We have committed to offsetting all emissions associated with the production of hydrogen and ammonia from H2Perth, making it net zero emissions.

H2TAS, located in the Bell Bay area of northern Tasmania, is targeting an initial phase of 200,000 tonnes per annum of ammonia generated from 300 megawatts of electrolysis and has the potential to support up to 1.7 gigawatts of electrolysis. H2TAS is planned to use a combination of hydropower and wind power to create 100% renewable hydrogen and ammonia. We have recently completed design studies, which confirmed the technical and commercial feasibility of exporting ammonia from H2TAS to Japan.

Our recently announced H2OK opportunity in Oklahoma is intended to support an emerging opportunity to provide liquid hydrogen to fuel the heavy vehicle transport sector. H2OK is close to highways and the supply chain infrastructure of major companies that have signalled their interest in securing lower-carbon energy.

Lastly, we are collaborating with Heliogen on deployment of their breakthrough concentrated solar technology at a pilot facility in California. We are attracted to this technology, which allows solar energy to be captured and stored as thermal energy, effectively making the energy available even after the sun goes down.

On slide 16, we have an indicative new energy growth plan. The timing of projects and expansion would be timed to match growing customer demand. By 2030, we have the potential for approximately 3,000 megawatts of capacity from lower-carbon energy solutions. The projects listed here are the four opportunities from the previous slide with the addition of a solar power project contemplated near Karratha. The solar project concept is for the supply of approximately 50 megawatts of solar energy to the Pluto LNG facility, and a further 50 megawatts of solar power to be supplied to Perdaman’s proposed urea facility.

Moving to slide 17 and our carbon business, which we established in 2018 to build the portfolio of offsets to support Woodside’s net emissions targets. We actually started broad-scale tree planting back in 2008 in support of the Pluto LNG development. We have built a high-quality portfolio of offsets at a competitive cost. This provides us with a diverse, cost competitive foundation portfolio to support base business and future Scarborough demand.

We have secured approximately 10,000 hectares of land, which we plan to use suitable portions of for the planting of native trees. Our existing and planned Australian land-based projects are expected to deliver approximately 2.5 million tonnes of offsets by 2040.

Through these activities, we have secured sufficient offsets to meet our 2025 15% net emissions reduction target for the merged portfolio, and are on track to meet our 2030 net emissions reduction target of 30%. In addition to offsets, we are assessing opportunities for carbon capture and storage, including assessing an opportunity to develop a large-scale, multi-user project near Karratha, Western Australia. Carbon capture and storage will support further emissions reduction after 2030.

As I take a moment to reflect back on 2021, slide 18 provides a summary of what we set ourselves to deliver, shown on the left-hand side. We said we would tackle costs through a cost transformation program, and we have done that through the implementation of our Operations Transform program. We said we’d achieve a final investment decision on Scarborough and continue delivery of Sangomar, and we’ve done that, including the sell-down of 49% of Pluto Train 2 to Global Infrastructure Partners. We said we’d make progress on the energy transition, and we’ve done that, as we continue to build our new energy business.

On top of all this, we announced the proposed merger with BHP’s petroleum business in August, followed by the execution of the share sale agreement in November.

It has been a big year for Woodside and 2022 will be a transformational year as we work towards the targeted completion date for the merger.

On slide 19 is the strategic rationale for the proposed merger with BHP’s petroleum business. It is a natural union. Woodside and BHP have worked together for decades as participants in the North West Shelf, and more recently in the Scarborough Joint Venture.

The rationale for the merger is compelling. The merged business would have the scale, diversity, and cash flow to better thrive through the energy transition.

After completion, we would have a larger portfolio of long-life Tier 1 assets, increased resilience, and increased cash generation to help support future investment and shareholder returns. Woodside’s balance sheet would be further strengthened by the addition of the unlevered BHP assets.

The increased cash flows will provide flexibility with how we allocate capital in the future. We should have greater capacity to invest in new energy opportunities, supporting our targeted $5 billion new energy investment this decade. We will do this prudently by applying our capital management framework and with discipline.

Slide 20 shows the geographic and asset diversity of the proposed combined group. BHP’s assets complement Woodside’s existing assets very well and our respective portfolios are of a similar size. The combined portfolio is more diversified by geography and more diversified by product split. It would be a top 10 independent energy company by production with operations and projects across the hubs of Australia, Senegal, Trinidad and Tobago and the Gulf of Mexico. The combination of the Woodside and BHP portfolios can be stronger together than apart.

The near-term development pipeline is exciting. The Sangomar project in Senegal has been in construction now for almost two years. Mad Dog Phase 2 in the Gulf of Mexico is expected to start up next year. And final investment decisions have recently been taken for the Scarborough project offshore Western Australia and Shenzi North in the Gulf of Mexico, and there are other attractive opportunities in the Gulf of Mexico. These, together with other potential oil, gas and new energy developments, provide an enviable hopper of opportunities competing for capital.

Slide 21 provides the proposed timeline for completion of the merger. The share sale agreement and integration and transition services agreement were executed in November. The next key milestones are satisfaction of the relevant regulatory and third-party approvals and the release of shareholder materials, including the independent expert’s report. The independent expert’s report being prepared by KPMG will contain an opinion as to whether the merger is in the best interests of Woodside shareholders.

We have assessed what exchanges would be appropriate for secondary listings having regard to the composition of the shareholder base post-merger along with other considerations and made the decision to pursue secondary listings on the New York Stock Exchange and the London Stock Exchange. We will still retain our primary listing on the ASX and continue to be headquartered in Perth, Western Australia.

The shareholder meeting to approve the issue of shares is targeted for the second quarter of 2022.

It’s important to note the comment at the bottom of this slide that we need to run our businesses independently until after completion. We’ll need to continue the conversation with you later regarding our future plans for the joint portfolio and joint business.

I can provide some high-level indication of how we intend the merged entity to be structured. Slide 22 sets out Woodside’s proposed broad organisational design. Post-merger, we will be a global company and the structure is intended to enable local decision-making within time zones, regions and operations. We propose that Australia and International Operations will be accountable for safe and reliable operations. New Energy, Exploration and Development, and Marketing and Trading will be accountable for developing future opportunities through the energy transition. Projects will be accountable for high-performing and efficient capital execution. And our Business Services, Technical Services, Finance and Strategy & Climate areas will provide support and guidance to the business and the corporation.

The majority of our resources will be embedded in the business they support with small-centralised teams of global expertise supporting across the breadth of the business.

Moving onto slide 23, the integration team has been working on identifying what opportunities exist to deliver our targeted annual synergies of more than $400 million, and developing plans for how to potentially implement these savings after completion. We have identified a number of opportunities across Operations, Growth, Exploration, Marketing and Corporate.

For Operations, our focus is on the implementation of activities already identified and planned on existing Woodside assets as part of the Operations Transform program, and then look for opportunities to roll these out further post-completion. There is potential to improve inventory management and consolidate contracts. We can also look at best practices across the joint portfolio and whether there is opportunity to take the best from both sides.

For the Growth pipeline, we can assess whether there are supply service synergies across all projects, as well as other saving opportunities. This could include such things as the timing of drilling campaigns across different projects to utilise drill rigs more efficiently.

In Exploration we anticipate a focus on high-quality prospects that have a clear path to commercialisation.

In Marketing, we will explore leveraging increased scale to extract value from our portfolio of sales positions. A larger portfolio could provide opportunities to improve shipping utilisation. It should also increase the number of optimisation trading opportunities across the broader portfolio.

Lastly, in Corporate we see opportunities in the future rationalisation of applications, licences and subscriptions; and some alignment of systems and processes. The organisational design will be optimised to meet the needs of the merged business. We will continue to identify and plan how else we could optimise the merged portfolio, so that after completion we’re set up for success and ready to implement and deliver.

Before we finish, I’d like to take some time on slide 24 to speak about another major milestone we achieved recently, the final investment decisions of our Scarborough and Pluto Train 2 developments. Scarborough truly is a world-class resource and a globally competitive project. The resource is very large, and the full field contains an estimated 11.1 trillion cubic feet of dry gas on a 100% basis. When we took FID a fortnight ago, we booked 2P reserves of over 1.4 billion barrels of oil equivalent. The total cost of the development is estimated to be $12 billion, and Woodside’s share is $6.9 billion. Woodside’s share reflects our 73.5% interest in the upstream resource, our 51% interest in Pluto Train 2 and the additional capital expenditure that will be funded by GIP, the other participant in the Pluto Train 2 Joint Venture. The economics of the project are compelling. It has an internal rate of return greater than 13.5% and a globally competitive cost of supply of LNG delivered to north Asia of $5.8 per MMBtu. The Scarborough and Pluto Train 2 developments are a game changer for Woodside.

We are continuing with our process for selling-down our interest in the Scarborough offshore resource, with a target equity of approximately 50%, and we’re happy with how this is progressing.

If we move to slide 25, we are of the view that Scarborough is the sort of LNG development that is well suited to our times. LNG as a fuel has a role in the energy transition and features in credible decarbonisation scenarios. LNG helps enable coal-dependent regions to stop using coal, which roughly halves the carbon intensity of their power production. Many of our target markets plan to use LNG to help achieve their own decarbonisation targets.

Scarborough will be a significant contributor to meeting energy demand in our region, producing up to 8 million tonnes of LNG per year with a field life of over 20 years. We’re also building a new domestic gas plant, capable of delivering up to 225 terajoules per day. To put this all into context, the resulting energy from Scarborough could generate enough electricity to power ten cities the size of Perth for thirty years.

The estimated total Scope 1 and 3 emissions over the life of the Greater Scarborough resources are approximately 878 million tonnes, noting this also includes the Jupiter and Thebe fields which are not being developed at this time.

Compared to other competing sources of LNG, Scarborough is amongst the lowest carbon intensity projects for LNG delivered to north Asia and has a role to support the decarbonisation goals of our customers. The Scarborough reservoir contains only around 0.1% carbon dioxide and onshore, the new Pluto Train 2 has a design intensity of approximately 0.26 tonnes of carbon dioxide per tonne of LNG.

When we set our emissions reduction targets, we factored in the potential development of Scarborough, so our 2025 and 2030 targets and our net zero aspiration already include the Scope 1 emissions expected from Scarborough.

Scarborough is expected to deliver significant cash flow, which will contribute to the funding of future new energy investment to support the energy transition, as well as other opportunities and shareholder returns.

Slide 26 shows the progress made on our Sangomar development which is on track for first oil in 2023. As of November 2021, the project is approximately 45% complete. The umbilicals are getting ready for installation, and the fabrication of subsea infrastructure and the pipelines is ongoing. Work on the FPSO conversion in Dalian, China is getting to the exciting stage, where we are seeing large pre-fabricated sections of the FPSO being lifted in and connected to the vessel. The two photos on the right show the turret support structure being lifted into position alongside the vessel.

Moving onto slide 27, we have some more photos from different yards in China where the various topsides modules and the turret and mooring system are being constructed.

A highlight is the progress of the project in Senegal. The key contractor facilities in Dakar, including the liquid mud plant and pipe yard, are now established and operational to support the drilling campaign. Drilling of the development wells commenced in July of this year. The first of the 23 wells has been successfully drilled and completed and work is currently ongoing on the next batch of four wells. In 2022, subsea installation activities will commence, and a second drill ship will start drilling by mid-year.

Our sell-down process for a portion of 82% equity in Sangomar continues. We’re targeting an equity position of between 40 and 50% for this project with near-term oil production.

Moving on to slide 28, I have summarised our strategy to enable Woodside to thrive through the energy transition.

We have a vision to build a low cost, lower carbon, profitable, resilient and diversified portfolio. We aim to do this by leveraging our world-class Tier 1 portfolio and allocating capital to the right opportunities at the right time. Essential to making this work is our high performing culture and ESG mindset through the entire organisation.

Informing our investment decisions is robust market analysis, where we understand macro trends for our primary products and the range of potential outcomes dependent on different climate scenarios. We also test our own portfolio against these climate scenarios to inform future strategy. Individual opportunities will compete for capital and are assessed against a range of investment targets in a robust capital allocation framework, always considering the fit with our clear emissions reduction targets. Our dividend policy has been reaffirmed by the Board.

Today we announced a new $5 billion new energy investment target by 2030, which will significantly increase Woodside’s presence in this emerging market. We have a growing portfolio of new energy opportunities with line of sight to producing hydrogen, ammonia and renewable power this decade.

In 2021 we delivered what we said we would do, plus announced the proposed merger with BHP’s petroleum business. We took final investment decisions for Scarborough and Pluto Train 2 and continued the delivery of Sangomar Phase 1.

I am excited about Woodside’s future and am primed for a big year in 2022. The company this time next year, all things going to plan, will be a larger, more diversified group that is thriving through the energy transition.

Thank you for your time. I look forward to answering your questions at the Q&A session shortly.

Contacts:

INVESTORS Damien Gare W: +61 8 9348 4421 M: +61 417 111 697 E: investor@woodside.com.au	MEDIA Christine Forster M: +61 484 112 469 E: christine.forster@woodside.com.au

This ASX announcement was approved and authorised for release by Woodside’s Disclosure Committee.

Forward-looking statements

This announcement contains forward-looking statements. The words ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘forecast’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions are intended to identify forward-looking statements. These forward-looking statements are based on assumptions and contingencies that are subject to change without notice and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Woodside, BHP and their respective related bodies corporate and affiliates (and each of their respective directors, officers, employees, partners, consultants, contractors, agents, advisers and representatives), and could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by those forward-looking statements or any projections or assumptions on which those statements are based.

The forward-looking statements are subject to risk factors, including those associated with the oil and gas industry as well as those in connection with the Transaction. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a range of variables which could cause actual results or trends to differ materially, including but not limited to: price fluctuations, actual demand, currency fluctuations, geotechnical factors, drilling and production results, gas commercialisation, development progress, operating results, engineering estimates, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial markets, conditions in various countries, approvals and cost estimates.

Investors are strongly cautioned not to place undue reliance on forward-looking statements, particularly in light of the current economic climate and the significant uncertainty and disruption caused by the COVID-19 pandemic. Forward-looking statements are provided as a general guide only and should not be relied on as an indication or guarantee of future performance. These statements may assume the success of the Transaction, BHP’s oil and gas portfolio or Woodside’s business strategies, the success of which may not be realised within the period for which the forward-looking statements may have been prepared, or at all. No guarantee, representation or warranty, express or implied, is made as to the accuracy, likelihood of achievement or reasonableness of any forecasts, prospects, returns, statements or tax treatment in relation to future matters contained in this presentation.

Past performance and pro forma historical information is given for illustrative purposes only. Pro forma information is presented on a combined basis, without giving effect to any pro forma adjustments. It should not be relied on and is not indicative of future performance, including future security prices.

Disclosure of reserve information and cautionary note to US investors

Unless expressly stated otherwise, all estimates of oil and gas reserves and contingent resources disclosed in this presentation have been prepared using definitions and guidelines consistent with the 2018 Society of Petroleum Engineers (SPE)/World Petroleum Council (WPC)/American Association of Petroleum Geologists (AAPG)/Society of Petroleum Evaluation Engineers (SPEE) Petroleum Resources Management System (PRMS). Estimates of reserves and contingent resource in this presentation will differ from corresponding estimates prepared in accordance with the rules of the US Securities and Exchange Commission (the “SEC”) and disclosure requirements of the US Financial Accounting Standards Board (“FASB”), and those differences may be material. For additional information regarding the availability of Woodside’s reserves disclosures in accordance with SEC requirements, please see Woodside’s investor presentation dated 17 August 2021 and released to the ASX. For additional information regarding BHP’s reserves, please see BHP’s annual report on Form 20-F filed with the SEC.

No offer or solicitation

This communication relates to the proposed Transaction between Woodside and BHP. This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the Transaction or otherwise, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities in the United States shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

Important additional information and where to find it

In connection with the proposed Transaction, Woodside intends to file with the US Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”) to register the Woodside securities to be issued in connection with the proposed Transaction (including a prospectus therefor). Woodside and BHP also plan to file other documents with the SEC regarding the proposed Transaction. This communication is not a substitute for the Registration Statement or the prospectus or for any other document that Woodside or BHP may file with the SEC in connection with the Transaction. US INVESTORS AND US HOLDERS OF WOODSIDE AND BHP SECURITIES ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE PROPOSED TRANSACTION (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS) THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WOODSIDE, BHP AND THE PROPOSED TRANSACTION. Shareholders will be able to obtain free copies of the Registration Statement, prospectus and other documents containing important information about Woodside and BHP once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of such documents may also be obtained from Woodside and BHP without charge.